August 18, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn: Inessa Kessman
Robert Littlepage

Re: Squarespace, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated June 16, 2023
File No. 001-40393

Ladies and Gentlemen:
Squarespace, Inc. ("Squarespace", the "Company", "we", "us" or "our") submits this letter in response to the follow-up comment from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") received by letter dated July 18, 2023 (the "Comment Letter") relating to the Company's Form 10-K for the fiscal year ended December 31, 2022 filed on March 9, 2023.
In this letter, we have recited the comment from the Staff in bold type and have followed it with the Company's response.
Form 10-K for the Fiscal Year Ended December 31, 2022
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Operating Segments and Reporting Units, page 63

1. We note your response to our prior comment 2, however, your response did not address all the quantitative thresholds noted in ASC 280-10-50-12. Please tell us how you considered ASC 280-10-50-12. Also, since the aggregation criteria of ASC 280-10-50-11 was not met, tell us why you believe it is appropriate to state, "the Company’s business operates in two operating segments which are aggregated into one reportable segment." Please consider revising future disclosure.

RESPONSE TO COMMENT 1: We acknowledge the Staff's comment and respectfully advise the Staff that the Company considered Financial Standards Board Accounting Standards Codification Topic (“ASC”), Segment Reporting (“ASC 280”) subtopic 10-50-12 (collectively, “ASC 280-10-50-12”) as part of its assessment to determine if the Company’s two operating segments, Squarespace and Tock, should be reported separately as of December 31, 2022.

ASC 280-10-50-12 provides guidance that companies should report separately any operating segment where the combined revenue, profit/loss, and assets of each identified operating

Securities and Exchange Commission
August 18, 2023

segment’s revenue, profit/loss, and assets as presented to and reviewed by the Chief Operating Decision Maker (“CODM”) is in excess of 10%. As disclosed in our Form 10-K for the fiscal year ended December 31, 2022, our CODM is our Chief Executive Officer.

In the Company’s response letter dated June 16, 2023, we noted that the key U.S. GAAP-basis measures used by the CODM to assess profitability and operating performance and allocate resources are revenue and gross profit. The Company further noted that Tock’s revenue and gross profit represented 5.1% and 1.8%, respectively, of the Company’s combined revenue and gross profit, for the year ended December 31, 2022.

The Company considered ASC 280-10-50-12(c) and noted that discrete financial information relating to Tock’s assets was not received by the CODM for purposes of making operating decisions and assessing performance for any period since its acquisition in March of 2021.

Based on the criteria in ASC 280-10-50-12, Tock did not meet any of the quantitative thresholds to be a separate reportable segment. The Company notes there were no other operating segments with which to combine Tock into an “All Other” category in accordance with ASC 280-10-50-15. Based on the assessment of immateriality by the Company, it did not separately report Tock in its Form 10-K for December 31, 2022.

The Company notes that beginning in the first quarter of 2023, the CODM no longer reviewed discrete financial information related to Tock. After recent management structure changes, the CODM no longer required Tock's discrete financial information to make decisions and allocate resources. As a result of the removal of Tock’s discrete financial information in the first quarter of 2023, Tock is no longer an operating segment in accordance with ASC 280-10-50-1.

Accordingly, the Company will disclose in its Form 10-Q for the period ended September 30, 2023 that the Company is operating as one operating segment with one reportable segment as the result of changes to the manner in which the CODM assesses performance and makes resource allocations.

Securities and Exchange Commission
August 18, 2023

*****
In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please direct any questions or comments regarding this letter to the undersigned at ngooden@squarespace.com.

Sincerely,
/s/ Nathan Gooden

Nathan Gooden
Chief Financial Officer

cc Courtenay O’Connor
General Counsel

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